C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

January 29, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 9, 2009
File No. 001-09583

Dear Mr. Rosenberg:

MBIA Inc. (“MBIA,” the “Company,” or “we”) is pleased to respond to your letter dated December 30, 2009 in which you provided comments on our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009. For your convenience, we have reproduced your comments followed by our corresponding responses.

Notes to Consolidated Financial Statements

Note 10: Loss and Loss Adjustment Expense Reserve, page 52

SEC Comment:

1.	We have the following comments concerning your $1.2 billion of recoveries related to estimates of potential recoveries resulting from ineligible mortgages included in insured second-lien residential mortgage securitizations that are subject to a contractual obligation by sellers/servicers to repurchase or replace such mortgages.

•	Please tell us how you determined the $1.2 billion recovery including its relationship to the claim liability you recognized and the amount you are seeking from sellers/servicers.

•

Please tell us whether the probabilities you assigned to potential recoveries subject to litigation indicates that one or more of these potential recoveries are probable. In your response, please tell us the considerations you gave to the rebuttable presumption cited in ASC 410-30-35-9 (SOP 96-1, paragraph 140), which indicated realization of a claim liability subject to litigation is not probable.

•	Please revise your disclosure to describe the recovery process and estimated recovery date.

•

You indicate your belief that sellers/servicers have a contractual obligation to repurchase or replace the ineligible mortgage loan. Please describe this contractual obligation more fully and its effect, if any, on your contractual obligation to the party to whom you incurred a loss. Please ensure your reply addresses the following:

•	Whether the sellers/servicers have the choice to replace or to repurchase;

•

Under the repurchase obligation, what amount the sellers/servicers are required to pay (e.g., fair value, and if so, at what fair value and on what date) and how that amount relates to or differs from the amount of loss you incurred;

•	How, as an operational matter, the replacement obligation works and what happens to the ineligible loan; and

•	How fulfillment of the repurchase and replacement obligations affects the subordination with the trust and how MBIA receives cash.

•	Please confirm that the estimated recoveries do not exceed the previously recognized incurred losses to which the recoveries relate.

MBIA Response:

We have organized our responses to your questions under the following sections: Recognition, Measurement, and Process.

Recognition:

All of the insured residential mortgage-backed securities (“RMBS”) transactions in which the Company is seeking recoveries contain representations and warranties by the sellers/servicers regarding the origination of the loans. The sellers/servicers represent that the mortgages comply with stated underwriting guidelines and warrant that they will cure, replace, or repurchase mortgages that do not comply. The financial guarantee insurance policies for these RMBS transactions obligate MBIA to pay timely interest and ultimate principal to the extent the mortgages in the securitizations do not provide adequate cash flows. These same agreements also provide for reimbursement to MBIA of amounts paid, and provide MBIA with recovery rights against sellers/servicers. These rights enable us to enforce the sellers’/servicers’ obligations under representations and warranties. These obligations and rights are essential and common elements of our insurance policies.

Our contractual rights to recovery for breaches of representations and warranties are clear. Our rights under our insurance policy and related agreements typically include the benefit of the representations and warranties as follows: “Each of the representations and warranties of the Servicer, the Seller and the Depositor contained in the Transaction Documents to which they are, respectively, a party is true and correct in all material respects, and the Servicer, the Seller and the Depositor hereby make each such representation and warranty to, and for the benefit of, the Insurer as if the same were set forth in full herein.” Our rights in connection with our insurance policy also typically include the following provision, which confers to the Company additional rights under the Transaction Documents: “The Servicer, the Seller, the Trustee and the Depositor agree that the Insurer shall have all rights of a third-party beneficiary in respect of the rights provided to the Insurer under the PSA and each other Transaction Document to which it is not a signing party.”

Through September 30, 2009, the Company has recognized $3.4 billion of losses, prior to accounting for potential recoveries arising from our rights of recovery against the sellers/servicers (we refer to these recoveries as put-backs), related to 35 MBIA-insured RMBS transactions. As of September 30, 2009, we have recorded $1.2 billion of potential recoveries, representing our estimate of the expected value of recoveries from put-backs. The $1.2 billion of potential recoveries from put-backs are classified as assets and reported within “Insurance loss recoverable” on our balance sheet. These assets represent our estimate of potential recoveries of loss payments already made by the Company. Thus, the total put-back recoveries recorded of $1.2 billion do not exceed the $3.4 billion of previously recognized incurred losses to which they relate.

MBIA accounts for its financial guarantee insurance policies in accordance with generally accepted accounting principles for financial guarantee insurance contracts provided in Accounting Standards Codification (“ASC”) 944, “Financial Services-Insurance”. In accordance with subsection 40, we establish reserves for expected claim payments, net of any potential recoveries, based on probability-weighted estimates of future cash flows discounted to present value at applicable risk-free rates. Subsection 40-30-31 states that an insurance entity shall measure a claim liability equal to the present value of expected net cash outflows to be paid under the insurance contract. Subsection 40-30-32 defines expected net cash outflows as cash outflows, net of potential recoveries, expected to be paid to the holder of the insured financial obligation, excluding reinsurance.

MBIA’s potential recoveries are typically realized either through salvage, the rights conferred to MBIA through the transactional documents (inclusive of the insurance agreement), or subrogation rights embedded in our financial guarantee insurance policies. The RMBS transactions with respect to which we have estimated put-back recoveries provide us with such rights. Expected salvage and subrogation recoveries, as well as recoveries from other remediation efforts, reduce our claim liability. Once a claim payment has been made, any recovery related to that claim payment is classified as an asset on our balance sheet. With respect to the payment, the claim liability has been satisfied and MBIA’s right to recovery is no longer considered an offset to future expected claim payments; but is recorded as a salvage asset. All known uncertainties related to the recovery of claim payments are reflected in our estimate of probability-weighted net cash flows. Thus, we believe recoveries arising from our put-back rights are appropriately accounted for as “potential recoveries” under accounting principles for financial guarantee insurance contracts provided in subsection 40-30.

The probability of MBIA’s realization of potential recoveries arising from put-back rights as an offset to claims paid on the related policies reflects (i) the clear contractual provisions of the agreements that obligate the sellers/servicers to repurchase ineligible loans, (ii) the detailed loan file review conducted by MBIA and its outside forensic experts of the loan files, and (iii) the materiality of the breaches of the representations identified in the loan file review. The initiation of litigation to enforce these clear contractual rights does not alter the appropriate accounting treatment for the recoveries, but the impact of litigation on the likelihood of the recoveries is factored into the probabilities assigned to the possible outcomes. Since generally accepted accounting principles for financial guarantee insurance contracts provide direct and detailed guidance for recording loss reserves and recoveries on our financial guarantee insurance policies, we do not believe that the guidance provided in ASC 410-30-35-9 is applicable to these recoveries.

As described further below, we have initiated litigation against sellers/servicers in which we assert both put-back and non-contract causes of action. Potential damages available from the non-contract causes of action in our complaints, such as fraudulent inducement and indemnification, have not been included in our potential recoveries. The potential damages related to these causes of action are harder to quantify and conceivably far more significant than the amounts recognized in our loss reserves or insurance recoverables. As such, the Company has applied the guidance in ASC 450-30, “Contingencies, Gain Contingencies” to such potential damages and has not recorded recoveries with respect thereto.

Measurement:

Beginning in the first quarter of 2008, we engaged loan level forensic review consultants to re-underwrite/review a portion of the mortgage loan files underlying home equity lines of credit (“HELOC”) and closed-end second mortgage (“CES”) transactions insured by MBIA. The securitizations on which the Company has recorded losses contain over 400,000 individual mortgages. As of September 30, 2009, 26,805 mortgage loans were reviewed, of which a high proportion were determined to be ineligible. The degree of non-compliance has been consistent from sample to sample within securitizations. The forensic review consultants utilized the same underwriting guidelines that the originators were to have used to qualify borrowers when originally underwriting the loans. The forensic review consultants identified a significant number of loans that, when originated, did not conform to the underwriting guidelines that the sellers/servicers represented were used to qualify borrowers for new loans. Reviewed loans were graded by our forensic review consultants using an industry standard three level grading scale. Level 1 loans comply with specific underwriting guidelines. Level 2 loans contain some deviation from underwriting guidelines but also contain sufficient mitigating factors. Level 3 loans contain material deviations from underwriting guidelines.

Our forensic review consultants further divided the level 3 exceptions into five categories based on the nature of deviations. For accounting purposes, we focused on loans in two of these five categories, those with credit breaches (i.e., debt-to-income and/or loan-to-value breaches) or credit and compliance breaches (i.e., credit breaches and missing critical documents such as HUD-1 forms). We believe that the sellers/servicers are contractually obligated to either cure, repurchase, or replace all loans with these file deficiencies. The results of our loan file reviews across all deals have indicated breach rates in these categories in excess of 60%. Accordingly, we believe it is highly likely that we will recover all of our incurred losses with respect to loans with credit or credit and compliance breaches. Therefore, it is more than probable that MBIA will recover all of our incurred losses on such loans.

In order to determine the amount of recoveries to record, we estimate a distribution of possible recovery outcomes (factoring in all known uncertainties) with respect to all loans with credit or credit and compliance breaches. We have a high degree of confidence about the ineligibility of files we have actually reviewed that show deficiencies. As of September 30, 2009, we believed that the distribution of possible outcomes was evenly distributed around the par amount of loans we had reviewed that were eligible for put-back. Thus, the probability-weighted expected recovery value was equivalent to the par amount of the losses from files that were reviewed and found to have credit or credit and compliance breaches.

The amount of ineligible loans subject to repurchase is then compared to the expected net payments for the policy. Our expected potential recoveries are then discounted to present value using a risk-free rate in accordance with accounting principles for financial guarantee insurance contracts. Amounts in excess of total incurred losses are ignored. As of September 30, 2009, the expected value of our distribution of recoveries related to paid losses was $1.2 billion. Since our potential recoveries are limited to paid claims plus the present value of projected future claim payments, the recorded amount of potential recoveries may exceed the amount of our claim liability for a given policy.

We performed a credit analysis of sellers against whom MBIA has asserted breaches of contract and have determined that sellers of loans for which MBIA has recognized potential recoveries have sufficient capital and resources to honor their obligations. We have not recognized potential recoveries related to sellers that MBIA determined did not have sufficient capital and resources to honor their obligations.

We estimate that MBIA will be reimbursed for its potential put-back recoveries by mid-year 2012 based on our experience with other policies in which we sought to enforce contractual rights, including through litigation. The ultimate amount we seek from the sellers/servicers under the terms of our insurance contracts has not been specified by us but is limited to the amount of losses we have incurred or will incur on these contracts.

Process:

In response to your request and in addition to its current disclosures, MBIA will include disclosures consistent with the following paragraphs in its Form 10-K for the year ended December 31, 2009, as well as disclosure of the timing of its estimated recoveries.

In accordance with the sellers’/servicers’ covenants, the sellers/servicers have the option to cure, repurchase, or substitute ineligible loans. An ineligible loan which qualifies for a repurchase would be removed from the trust by the seller/servicer and in exchange for the loan the seller/servicer would be required to remit to the trust the repurchase price. Generally, the repurchase price (or obligation) is defined as follows: (i) 100% of the loan balance thereof (without reduction for any amounts charged off) and (ii) unpaid accrued interest at the loan rate on the outstanding principal balance thereof from the due date to which interest was last paid by the borrower to the first day of the month following the month of purchase. The proceeds from the repurchase of an ineligible loan may differ from the amount of loss incurred by MBIA. For example, transactions are typically structured to provide a greater amount of inflows from the loan pool than outflows from the notes issued. To the extent that inflows, net of defaulted loans, were adequate to cover all or a portion of the payments due on the notes issued, MBIA would only be entitled to recover the amount of loss it incurred, if any.

To date, sellers/servicers have not substituted loans which we have put back. However, if a loan were to be substituted, the original loan would be removed from the trust by the seller/servicer and all proceeds associated with the original loan would belong to the seller/servicer. The seller/servicer would then be required to place a new loan into the transaction and all future payments associated with the new loan would belong to the trust. Therefore, any defaults on the original loan would be recovered upon substitution.

We believe that, on a contractual basis, the sellers/servicers in MBIA-insured mortgage transactions are obligated to cure, replace, or repurchase all the deficient loans for which we have recorded potential recoveries. To date, only a nominal amount of the loans for which MBIA has incurred losses and put back have been repurchased. The unsatisfactory resolution of these put-backs has caused MBIA to initiate litigation with three of the sellers to enforce their obligations. The Company has alleged several causes of action in its complaints, including breach of contract, fraudulent inducement and indemnification. MBIA’s $1.2 billion of estimated potential recoveries do not include damages from causes of action other than breach of contract for failure to repurchase specific loans. While two of the sellers/servicers of our transactions filed motions to dismiss our fraudulent inducement, indemnification, and certain other claims, they have not moved to dismiss our breach of contract claims. Furthermore, the sellers’/servicers’ motions to dismiss our fraud claims have been denied.

Generally, there is little, if any, subordination in MBIA-insured mortgage transactions. To the extent a transaction includes subordination, the repurchase of loans by the sellers/servicers would not impact the subordinate note holders. However, repurchases may increase credit enhancement to senior note holders. For instance, if an ineligible loan that has defaulted and has been removed from the loan pool through a charge-off is repurchased by the seller/servicer, the proceeds from the repurchase may be used to cover current period losses and then be applied to pay down senior notes. The pay-down of the senior notes would create over-collateralization in the transaction. That is, the repayment of the senior notes causes the amount of loans outstanding to exceed the amount of senior notes outstanding.

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In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the SEC from taking action with respect to such filings; and

•	the Company may not assert SEC Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

I hope you find our response helpful in your review of our Form 10-Q. Please feel free to call me at 914-765-3925 with any comments or questions you may have with respect to our response.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin